April 14, 2026

James R. Barry
Chief Financial Officer
SmartStop Self Storage REIT, Inc.
10 Terrace Road
Ladera Ranch, CA 92694

       Re: SmartStop Self Storage REIT, Inc.
           Form 10-K for the fiscal year ended December 31, 2025
           Form 8-K filed February 25, 2026
           File No. 001-42584
Dear James R. Barry:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2025
Notes to Consolidated Financial Statements
Note 6. Investments in Unconsolidated Real Estate Ventures, page F-31

1. Please tell us your consideration of providing financial statements pursuant to Rule 3-09 of Regulation S-X and summarized financial information pursuant to Rule 4-08(g) of
       Regulation S-X and ASC 323-10-50-3c for your equity method investments in unconsolidated real estate ventures and managed REITs.
Form 8-K filed February 25, 2026
Exhibit 99.1
Outlook for Full Year 2026, page 14

2. We note that you disclose full year 2026 guidance for non-GAAP measures, including
       Net operating income, Managed REIT EBITDA and Third-party platform adjusted
       EBITDA, without providing a reconciliation to the most directly related GAAP measure.
       In future filings, please include such reconciliation or, alternatively, provide a statement
 April 14, 2026
Page 2

       that the information could not be presented without unreasonable efforts under Item
       10(e)(1)(i)(B) of Regulation S-K. Refer also to Questions 102.10(a) and 102.10(b) of the
       Corporation Finance Interpretations ("CFIs") for Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction